EXHIBIT 20

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 2/13/26 to 2/19/26, the date of the event which required filing of this Schedule 13D/A. All trades were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
2/13/2026	Buy	50,560	71.50